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                                                                      EXHIBIT 3






April 27, 1999


Mr. John J. (Hap) Fauth
Churchill Industries
3100 Metropolitan Cente
333 South Seventh Street
Minneapolis, MN  55402

Dear Mr. Fauth:

The TSI Board of Directors has now had an opportunity to consider your letter of March 11, 1999, and to re-evaluate the future direction of the company.
We have concluded that it is in the long-term best interest of TSI's shareholders, employees and other constituencies for us to continue as an independent, publicly-held corporation.

We thank you for your interest and we welcome you as a shareholder, but we have decided not to pursue acquisition discussions.

Sincerely,



James E. Doubles
Chairman and CEO







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